MOL Plc.
Finance

RECEIVED

2008 JUL 10 A 2:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

20th June, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

PROCESSED
JUL 14 2008
THOMSON REUTERS

08003713

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

QT.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

7/11

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Nyrt.

RECEIVED
2008 JUL 10 A 2:05

INVESTOR NEWS

20 June 2008

New oil and gas discovery in Federovskoye Block in Kazakhstan

MOL Plc hereby announces that it has made a new discovery of oil and gas in Fedorovskoye Block located in Northern Western Kazakhstan Region in the Republic of Kazakhstan. This block is being explored for hydrocarbons since 2000 by a consortium of companies now including Exploration Venture Limited, First International Oil Company Ltd, and MOL Caspian Oil and Gas Ltd, an affiliate of MOL Plc. MOL Plc. has participated in the project since 2004 with 27.5% current interest.

Exploratory well Rozhkovskaya-U-10 was spud-in during October, 2007 and reached its target depth during April, 2008.

During the testing campaign, the well has produced significant volumes of high quality oil/condensate and gas from the primary targets. The result of the test carried out between 4344 – 4365 m was 8.24 MMscf/day gas and 1503 bbl/day oil/condensate production at 2415 psi flowing wellhead pressure, through 28/64 inch choke.

Following the ongoing testing the consortium will be conducting further extended tests to evaluate the scale and potential economic viability of the reserves. Further information will be provided in due course.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Nyrt.

INVESTOR NEWS

19 June 2008

Green light to MOL/CEZ joint venture

MOL Plc. hereby informs the capital markets participants that MOL/CEZ joint venture has already obtained all necessary rulings from relevant antimonopoly authorities. Positive statements from European Commission (May 2008) and authorities from Ukraine, Serbia and Bosnia and Herzegovina (June 2008) allow the setup of a JV company.

The establishment of the JV company should be completed during this summer. Project of the MOL/CEZ strategic alliance continues according to the schedule and intentions declared in the preliminary phase of the project are being continually fulfilled.

MOL and CEZ signed strategic alliance agreement in December 2007. A joint venture in which each party will have 50% equity interest, equal voting rights and similar split of operational decision making, will focus on the investment into gas-fired power generation facilities in 4 countries of Central and South-eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the planned construction of CCGTs at the refineries of the MOL Group in Bratislava (Slovakia) and Százhalombatta (Hungary). In each location the installed capacity will be 800 MW. The expected investment of the initial projects will be approximately 1.4 billion EUR.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

19 June 2008

Personnel and organizational changes in MOL Plc.

The Strategy and Business Development department of MOL Group will be separated into two departments as of 15 June 2008. The Strategy Development department will report to the Group Chief Executive Officer while the Corporate Business Development Department will report to the Chairman and Chief Executive Officer. At the same time, in line with our strategy and the strategic partnership with CEZ a Gas and Power division will be also established.

Lajos Alács will be responsible for the Gas and Power divison from 15 June 2008. Mr Alács has worked as Strategy and Business Development Executive Vice President since 1 July 2006. His new position qualifies as senior executive position according to the Securities Act. Ábel Galácz will be responsible for the Corporate Business Development department from 15 June 2008. Mr Galácz has worked for MOL since 2000, currently as advisor for the Chairman.

László Varró will be responsible for the Strategy Development department from 15 June 2008. Mr Varró has worked as chief economist since 2005.

The new organisational structure supports the activity of the divisions through the closer cooperation between the strategy and the businesses thus contributing to achieving the strategic targets of the Group.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END